Exhibit 99.3

                       YELL FINANCE B.V. AND SUBSIDIARIES
               COMBINED AND CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                      COMBINED
                                                                    (PREDECESSOR)                   CONSOLIDATED (SUCCESSOR)
                                                                 -------------------      ------------------------------------------
                                                                      1 APRIL                   22 JUNE               NINE MONTHS
                                                                         TO                       TO                     ENDED
                                                                      22 JUNE                 31 DECEMBER             31 DECEMBER
(UNAUDITED)                                              NOTES     2001 (NOTE 1)                 2001                    2002
                                                                 -------------------      --------------------    ------------------
                                                                                          ((POUND) IN MILLIONS)
TURNOVER
                                                                 -------------------      --------------------    ------------------
         Continuing activities                                           169.1                     428.9                  641.7
         Acquisitions                                                      -                         -                    145.4
                                                                 -------------------      --------------------    ------------------
GROUP TURNOVER                                             2             169.1                     428.9                  787.1
Cost of sales                                                            (71.1)                   (182.8)                (352.9)
                                                                 -------------------      --------------------    ------------------
GROSS PROFIT                                                              98.0                     246.1                  434.2
Distribution costs                                                        (5.5)                    (11.0)                 (25.6)
ADMINISTRATIVE COSTS
         Ordinary items                                                  (56.6)                   (161.8)                (264.5)
         Exceptional items                                 4              (3.0)                      -                    (15.0)
                                                                 -------------------      --------------------    ------------------
                                                                         (59.6)                   (161.8)                (279.5)
                                                                 -------------------      --------------------    ------------------
OPERATING PROFIT
                                                                 -------------------      --------------------    ------------------
         Continuing activities                                            32.9                      73.3                  118.9
         Acquisitions                                                      -                         -                     10.2
                                                                 -------------------      --------------------    ------------------
TOTAL OPERATING PROFIT                                     3              32.9                      73.3                  129.1
Net interest payable                                                      (5.8)                   (110.0)                (182.1)
                                                                 -------------------      --------------------    ------------------
PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION                      27.1                     (36.7)                 (53.0)
Tax on profit (loss) on ordinary activities                              (11.3)                     (3.1)                  (5.6)
                                                                 -------------------      --------------------    ------------------
PROFIT (LOSS) FOR THE FINANCIAL PERIOD                                    15.8                     (39.8)                 (58.6)
                                                                 ===================      ====================    ==================

                STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                      COMBINED
                                                                   (PREDECESSOR)                   CONSOLIDATED (SUCCESSOR)
                                                                 -------------------      ------------------------------------------

                                                                      1 APRIL                   22 JUNE               NINE MONTHS
                                                                         TO                       TO                     ENDED
                                                                      22 JUNE                 31 DECEMBER             31 DECEMBER
(UNAUDITED)                                              NOTES     2001 (NOTE 1)                 2001                    2002
                                                                 -------------------      --------------------    ------------------
                                                                                          ((POUND) IN MILLIONS)
Profit (loss) for the financial period                                    15.8                     (39.8)                 (58.6)
Currency movements                                         9               0.8                      (8.1)                 (36.3)
                                                                 -------------------      --------------------    ------------------
TOTAL RECOGNISED GAINS AND LOSSES FOR THE
         FINANCIAL PERIOD                                                 16.6                     (47.9)                 (94.9)
                                                                 ===================      ====================    ==================

                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES
                      CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                                                                   THREE MONTHS               THREE MONTHS
                                                                                      ENDED                       ENDED
                                                                                   31 DECEMBER                 31 DECEMBER
(UNAUDITED)                                                        NOTES               2001                       2002
                                                                                -------------------        --------------------
                                                                                               ((POUND) IN MILLIONS)
TURNOVER
                                                                                -------------------        --------------------
        Continuing activities                                                               202.7                      208.6
        Acquisitions                                                                          -                         47.6
                                                                                -------------------        --------------------
GROUP TURNOVER                                                       2                      202.7                      256.2
Cost of sales                                                                               (95.0)                    (119.1)
                                                                                -------------------        --------------------
GROSS PROFIT                                                                                107.7                      137.1
Distribution costs                                                                           (5.4)                      (8.1)
Administrative costs                                                                        (78.0)                     (90.8)

OPERATING PROFIT
                                                                                -------------------        --------------------
        Continuing activities                                                                24.3                       33.9
        Acquisitions                                                                          -                          4.3
                                                                                -------------------        --------------------
TOTAL OPERATING PROFIT                                               3                       24.3                       38.2
Net interest payable                                                                        (50.4)                     (66.3)
                                                                                -------------------        --------------------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                                                 (26.1)                     (28.1)
Tax on loss on ordinary activities                                                           (2.1)                      (0.5)
                                                                                -------------------        --------------------
LOSS FOR THE FINANCIAL PERIOD                                                               (28.2)                     (28.6)
                                                                                ===================        ====================

                 STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                                   THREE MONTHS                THREE MONTHS
                                                                                       ENDED                       ENDED
                                                                                   31 DECEMBER                 31 DECEMBER
(UNAUDITED)                                                        NOTES               2001                        2002
                                                                                -------------------        --------------------
                                                                                               ((POUND) IN MILLIONS)
Loss for the financial period                                                               (28.2)                     (28.6)
Currency movements                                                   9                        1.9                       (4.6)
                                                                                -------------------        --------------------
TOTAL RECOGNISED LOSSES FOR THE
        FINANCIAL PERIOD                                                                    (26.3)                     (33.2)
                                                                                ===================        ====================

                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES
                 COMBINED AND CONSOLIDATED CASH FLOW STATEMENTS

                                                       COMBINED
                                                     (PREDECESSOR)                       CONSOLIDATED (SUCCESSOR)
                                                  -------------------        ---------------------------------------------
                                                       1 APRIL                     22 JUNE               NINE MONTHS
                                                          TO                         TO                     ENDED
                                                       22 JUNE                   31 DECEMBER             31 DECEMBER
(UNAUDITED)                                         2001 (NOTE 1)                   2001                     2002
                                                  -------------------        --------------------    ---------------------
                                                                              ((POUND) IN MILLIONS)
NET CASH INFLOW FROM OPERATING ACTIVITIES                      37.6                  106.4                   221.5
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                  (8.8)                 (47.0)                  (97.5)
Finance fees paid                                               -                    (58.2)                  (16.1)
                                                  -------------------        --------------------    ---------------------
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
        SERVICING OF FINANCE                                   (8.8)                (105.2)                 (113.6)
                                                  -------------------        --------------------    ---------------------
TAXATION                                                        -                     (0.4)                  (10.3)
                                                  -------------------        --------------------    ---------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                              (5.2)                  (6.0)                  (11.6)
Payment for assets transferred from BT                        (11.7)                   -                       -
                                                  -------------------        --------------------    ---------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND
        FINANCIAL INVESTMENT                                  (16.9)                  (6.0)                  (11.6)
                                                  -------------------        --------------------    ---------------------
ACQUISITIONS
Purchase of subsidiary undertakings, net of cash
        acquired                                                -                 (1,906.1)                 (466.6)
                                                  -------------------        --------------------    ---------------------
NET CASH OUTFLOW FOR ACQUISITIONS                               -                 (1,906.1)                 (466.6)
                                                  -------------------        --------------------    ---------------------
NET CASH INFLOW (OUTFLOW)  BEFORE FINANCING                    11.9               (1,911.3)                 (380.6)
                                                  -------------------        --------------------    ---------------------
FINANCING
Issue of ordinary share capital and capital
        contributions received                                  -                      1.0                     0.1
New loans issued                                               12.4                2,541.3                   487.4
Borrowings repaid                                               -                   (540.0)                 (184.2)
                                                  -------------------        --------------------    ---------------------
NET CASH INFLOW FROM FINANCING                                 12.4                2,002.3                   303.3
                                                  -------------------        --------------------    ---------------------
INCREASE (DECREASE)  IN NET CASH IN THE
        PERIOD                                                 24.3                   91.0                   (77.3)
                                                  ===================        ====================    =====================

Total operating profit                                         32.9                   73.3                   129.1
Depreciation                                                    4.4                   10.9                    16.9
Goodwill amortisation                                           5.4                   44.0                    73.7
Increase in stocks                                            (12.1)                 (15.8)                  (25.4)
Decrease (increase) in debtors                                  3.4                   (9.7)                    8.0
Increase in creditors                                           3.6                    3.7                    19.2
                                                  -------------------        --------------------    ---------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                      37.6                  106.4                   221.5
                                                  ===================        ====================    =====================


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES
                        CONSOLIDATED CASH FLOW STATEMENTS

                                                                                   THREE MONTHS               THREE MONTHS
                                                                                      ENDED                       ENDED
                                                                                   31 DECEMBER                 31 DECEMBER
(UNAUDITED)                                                                            2001                       2002
                                                                                -------------------        --------------------
                                                                                               ((POUND) IN MILLIONS)
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                49.6                        75.6
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest paid                                                                           (16.5)                      (29.3)
Finance fees paid                                                                        (2.8)                       (4.3)
                                                                                -------------------        --------------------
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
      SERVICING OF FINANCE                                                              (19.3)                      (33.6)
                                                                                -------------------        --------------------
TAXATION                                                                                 (0.1)                       (2.7)
                                                                                -------------------        --------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                                        (3.8)                       (3.7)
                                                                                -------------------        --------------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE AND
      FINANCIAL INVESTMENT                                                               (3.8)                       (3.7)
                                                                                -------------------        --------------------
Purchase of subsidiary undertakings, net of cash
      acquired                                                                           (0.3)                      (42.9)
                                                                                -------------------        --------------------
NET CASH OUTFLOW FROM ACQUISITIONS                                                       (0.3)                      (42.9)
                                                                                -------------------        --------------------
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING                                               26.1                        (7.3)
                                                                                -------------------        --------------------
FINANCING
New loans issued                                                                          -                          78.7
Borrowings repaid                                                                         -                        (157.8)
                                                                                -------------------        --------------------
NET CASH OUTFLOW FROM FINANCING                                                           -                         (79.1)
                                                                                -------------------        --------------------
INCREASE (DECREASE) IN NET CASH IN THE PERIOD                                            26.1                       (86.4)
                                                                                ===================        ====================

Total operating profit                                                                   24.3                        38.2
Depreciation                                                                              5.2                         5.9
Goodwill amortisation                                                                    21.2                        25.0
Increase in stocks                                                                       (5.5)                      (14.2)
Decrease in debtors                                                                       8.5                        29.5
Decrease in creditors                                                                    (4.1)                       (8.8)
                                                                                -------------------        --------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                49.6                        75.6
                                                                                ===================        ====================


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                               AT                             AT
                                                                            31 MARCH                     31 DECEMBER
(UNAUDITED)                                                NOTES              2002                           2002
                                                                         ----------------            ---------------------
                                                                                         ((POUND) IN MILLIONS)
FIXED ASSETS
Intangible assets                                            6               1,640.5                       1,838.5
Tangible assets                                                                 30.0                          46.0
Investment                                                                       2.1                           2.0
                                                                         ----------------            ---------------------
TOTAL FIXED ASSETS                                                           1,672.6                       1,886.5
                                                                         ----------------            ---------------------

CURRENT ASSETS
Stocks                                                                          90.9                         140.9
Debtors                                                      7                 337.3                         399.3
Cash at bank and in hand                                                       100.1                          21.8
                                                                         ----------------            ---------------------
TOTAL CURRENT ASSETS                                                           528.3                         562.0
                                                                         ----------------            ---------------------
CREDITORS: AMOUNTS FALLING DUE WITHIN
      ONE YEAR
                                                                         ----------------            ---------------------
Loans and other borrowings                                  5,8                (53.4)                        (68.5)
Other creditors                                                                146.1                        (202.7)
                                                                         ----------------            ---------------------
TOTAL CREDITORS: AMOUNTS FALLING DUE
      WITHIN ONE YEAR                                                         (200.1)                       (271.2)
                                                                         ----------------            ---------------------
NET CURRENT ASSETS                                                             328.2                         290.8
                                                                         ----------------            ---------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                        2,000.8                       2,177.3
CREDITORS: AMOUNTS FALLING DUE AFTER
      MORE THAN ONE YEAR
Loans and other borrowings                                  5,8             (2,050.7)                     (2,322.0)
                                                                         ----------------            ---------------------
NET LIABILITIES                                                                (49.9)                       (144.7)
                                                                         ================            =====================

CAPITAL AND RESERVES
Called up share capital                                                          0.1                           0.2
Share premium account                                                            0.9                           0.9
Deficit                                                                        (50.9)                       (145.8)
                                                                         ----------------            ---------------------
EQUITY SHAREHOLDERS' DEFICIT                                 9                 (49.9)                       (144.7)
                                                                         ================            =====================


                 The accompanying unaudited condensed notes are
                an integral part of these financial statements.

                       YELL FINANCE B.V. AND SUBSIDIARIES

                        NOTES TO THE FINANCIAL STATEMENTS



1. BASIS OF PREPARATION, COMBINATION AND CONSOLIDATION

The presentations in the profit and loss accounts and cash flow statements for the periods from 1 April to 22 June 2001 and from 22 June to 31 December 2001 of certain amounts have been reclassified to conform with the presentations in the nine months ended 31 December 2002.

The principal activity of Yell Finance B.V. and its subsidiaries is publishing classified advertising directories in the United Kingdom and the United States.

On 22 June 2001, Yell Finance B.V. and its subsidiaries acquired from British Telecommunications plc ("BT") the net assets of the Yellow Pages business unit of BT, which had been transferred to a separate legal entity, Yell Limited, on 6 March 2001, Yellow Pages Sales Limited and General Art Services Limited (collectively "Yellow Pages") and Yellow Book USA, Inc. and its subsidiary undertakings ("Yellow Book East").

The financial information presented here for the period from 1 April to 22 June 2001 represents an aggregation of the historical financial information of Yellow Pages and of Yellow Book East, since its acquisition by BT, as if the Yell Group had been formed as a discrete operation throughout the period. The capital structure of the Yell Group and its interest charges, goodwill amortisation, amortisation costs, pension costs and tax charges for the period up to 22 June 2001 are significantly different from those that have existed since the acquisition. In particular, BT's net investment in the Yell Group was replaced by share capital, reserves and external borrowings.

The unaudited interim financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") and on the basis of the accounting policies set out in the audited combined and consolidated financial statements of Yell Finance B.V. for the year ended 31 March 2002 contained in the Form 20-F filed with the US Securities and Exchange Commission on 19 July 2002.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the combined and consolidated results, financial position and cash flows for each period presented. The combined and consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell Finance B.V.'s Form 20-F filed with the US Securities and Exchange Commission on 19 July 2002 which includes the audited combined and consolidated financial statements of Yell Finance B.V. and its subsidiaries for the year ended 31 March 2002.

The preparation of the combined and consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

                       YELL FINANCE B.V. AND SUBSIDIARIES

2.       TURNOVER

                                                        COMBINED
                                                      (PREDECESSOR)                       CONSOLIDATED (SUCCESSOR)
                                                  --------------------        ------------------------------------------------
                                                        1 APRIL                     22 JUNE                   NINE MONTHS
                                                          TO                          TO                         ENDED
                                                        22 JUNE                   31 DECEMBER                 31 DECEMBER
                                                         2001                        2001                        2002
                                                  --------------------        --------------------        --------------------
                                                                                ((POUND) IN MILLIONS)
        UK printed directories:
           Yellow Pages                                   111.2                      259.4                       396.7
           Business Pages                                   7.3                        2.7                         8.7
                                                  --------------------        --------------------        --------------------
        Total UK printed directories                      118.5                      262.1                       405.4
        Other products and services                         8.3                       22.4                        31.4
                                                  --------------------        --------------------        --------------------
        Total United Kingdom                              126.8                      284.5                       436.8
        US printed directories:
           Yellow Book East                                42.3                      144.4                       204.9
           Yellow Book West                                 -                          -                         145.4
                                                  --------------------        --------------------        --------------------
        Total US printed directories                       42.3                      144.4                       350.3
                                                  --------------------        --------------------        --------------------
        GROUP TURNOVER                                    169.1                      428.9                       787.1
                                                  ====================        ====================        ====================

                                                                                 THREE MONTHS                THREE MONTHS
                                                                                    ENDED                        ENDED
                                                                                  31 DECEMBER                 31 DECEMBER
                                                                                     2001                        2002
                                                                              --------------------        --------------------
                                                                                              ((POUND) IN MILLIONS)
        UK printed directories:
           Yellow Pages                                                              110.1                       118.9
           Business Pages                                                              -                           -
                                                                              --------------------        --------------------
        Total UK printed directories                                                 110.1                       118.9
        Other products and services                                                   11.1                        11.6
                                                                              --------------------        --------------------
        Total United Kingdom                                                         121.2                       130.5
        US printed directories:
           Yellow Book East                                                           81.5                        78.1
           Yellow Book West                                                            -                          47.6
                                                                              --------------------        --------------------
        Total US printed directories                                                  81.5                       125.7
                                                                              --------------------        --------------------
        GROUP TURNOVER                                                               202.7                       256.2
                                                                              ====================        ====================


                       YELL FINANCE B.V. AND SUBSIDIARIES

3.      OPERATING PROFIT

                                                       COMBINED
                                                    (PREDECESSOR)                          CONSOLIDATED (SUCCESSOR)
                                                  -------------------        ------------------------------------------------
                                                       1 APRIL                     22 JUNE                  NINE MONTHS
                                                          TO                         TO                        ENDED
                                                       22 JUNE                   31 DECEMBER                31 DECEMBER
                                                         2001                       2001                        2002
                                                  -------------------        --------------------       ---------------------
                                                                               ((POUND) IN MILLIONS)
        UK printed directories:
            Yellow Pages                                 42.9                         68.9                        98.1
            Business Pages                                3.9                         (0.3)                        3.2
                                                  -------------------        --------------------       ---------------------
        Total UK printed directories                     46.8                         68.6                       101.3
        Other products and services                      (4.4)                        (5.7)                       (3.0)
                                                  -------------------        --------------------       ---------------------
        Total United Kingdom                             42.4                         62.9                        98.3
        US printed directories:
            Yellow Book East                             (9.5)                        10.4                        20.6
            Yellow Book West                              -                            -                          10.2
                                                  -------------------        --------------------       ---------------------
        Total US printed directories                     (9.5)                        10.4                        30.8
                                                  -------------------        --------------------       ---------------------
        OPERATING PROFIT                                 32.9                         73.3                       129.1
                                                  ===================        ====================       =====================

                                                                                 THREE MONTHS                THREE MONTHS
                                                                                     ENDED                       ENDED
                                                                                 31 DECEMBER                 31 DECEMBER
                                                                                     2001                        2002
                                                                             --------------------       ---------------------
                                                                                             ((POUND) IN MILLIONS)
        UK printed directories:
            Yellow Pages                                                              16.7                        23.4
            Business Pages                                                            (0.9)                       (0.3)
                                                                             --------------------       ---------------------
        Total UK printed directories                                                  15.8                        23.1
        Other products and services                                                   (1.8)                       (0.6)
                                                                             --------------------       ---------------------
        Total United Kingdom                                                          14.0                        22.5
        US printed directories:
            Yellow Book East                                                          10.3                        11.4
            Yellow Book West                                                           -                           4.3
                                                                             --------------------       ---------------------
        Total US printed directories                                                  10.3                        15.7
                                                                             --------------------       ---------------------
        OPERATING PROFIT                                                              24.3                        38.2
                                                                             ====================       =====================

                       YELL FINANCE B.V. AND SUBSIDIARIES

4.     ADMINISTRATIVE COSTS - EXCEPTIONAL ITEMS

       Certain of Yellow Book East management were awarded units under an incentive plan, the charge for which amounted to (pound)3.0 million for the period from 1 April to 22 June 2001. This plan was terminated as part of the Yell Purchase. For the nine months ended 31 December 2002 exceptional administration costs of (pound)15.0 million relate to the professional fees and other expenses incurred in relation to the withdrawn initial public offering of shares in our parent company, Yell Group plc.

5.     NET DEBT

       ANALYSIS OF NET DEBT

                                                                            AT                         AT
                                                                         31 MARCH                  31 DECEMBER
                                                                           2002                       2002
                                                                    -------------------        --------------------
                                                                                   ((POUND) IN MILLIONS)
        Long-term loans and other borrowings
             falling due after more than one year                          2,050.7                    2,322.0
        Short-term borrowings and long-term loans and
             other borrowings falling due within one year                     53.4                       68.5
                                                                    -------------------        --------------------
        Total debt                                                         2,104.1                    2,390.5
        Cash at bank and in hand                                            (100.1)                     (21.8)
                                                                    -------------------        --------------------
        NET DEBT AT END OF PERIOD                                          2,004.0                    2,368.7
                                                                    ===================        ====================


                       YELL FINANCE B.V. AND SUBSIDIARIES

5.      NET DEBT (CONTINUED)

        RECONCILIATION OF MOVEMENT IN NET DEBT

                                                                                 DEBT DUE
                                                                                WITHIN ONE
                                                                TOTAL              YEAR
                                                                 CASH            EXCLUDING          DEBT DUE
                                                              LESS BANK            BANK              AFTER
                                                              OVERDRAFT          OVERDRAFT          ONE YEAR         NET DEBT
                                                             -------------     --------------     -------------    -------------
                                                                           ((POUND) IN MILLIONS)
        AT 31 MARCH 2002                                          100.1              (53.4)         (2,050.7)        (2,004.0)
        Cash flow from operations less interest and
           taxation paid and capital expenditures                 102.1                -                 -              102.1
        Cash inflow from financing of acquisitions                487.5                -              (487.4)             0.1
        Cash outflow on acquisitions                             (466.6)               -                 -             (466.6)
        Finance fees paid                                         (16.1)               -                16.1              -
        Reclass of long-term to short-term debt                     -               (199.3)            199.3              -
        Borrowings repaid                                        (184.2)             184.2               -                -
        Interest and amortised fees                                 -                  -               (76.0)           (76.0)
        Currency movements                                         (1.0)               -                76.7             75.7
                                                             -------------     --------------     -------------    -------------
        AT 31 DECEMBER 2002                                        21.8              (68.5)         (2,322.0)        (2,368.7)
                                                             =============     ==============     =============    =============

        AT 30 SEPTEMBER 2002                                      107.0              (66.1)         (2,393.1)        (2,352.2)
        Cash flow from operations less interest and
           taxation paid and capital expenditures                  39.9                -                 -               39.9
        Cash inflow from financing of acquisitions                 78.7                -               (78.7)             -
        Cash outflow on acquisitions                              (42.9)               -                 -              (42.9)
        Finance fees paid                                          (4.3)               -                 4.3              -
        Reclass of long-term to short-term debt                     -               (150.8)            150.8              -
        Borrowings repaid                                        (157.8)             157.8               -                -
        Interest and amortised fees                                 -                  -               (28.8)           (28.8)
        Currency movements                                          1.2                -                13.5             14.7
        Other non-cash items                                        -                  0.6               -                0.6
                                                             -------------     --------------     -------------    -------------
        AT 31 DECEMBER 2002                                        21.8              (68.5)         (2,322.0)        (2,368.7)
                                                             =============     ==============     =============    =============


                       YELL FINANCE B.V. AND SUBSIDIARIES

5.     NET DEBT (CONTINUED)

       The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to EBITDA ("Earnings Before Interest, Tax, Depreciation and Amortisation" as defined in the senior credit facilities), cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA, and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. Since 30 June 2001, the date of the first quarterly report, Yell Finance B.V. has reported that it maintained the financial ratios in compliance with the debt covenants.


6.     INTANGIBLE ASSETS

       The Yell Group was acquired from BT on 22 June 2001 for a purchase price of (pound)2,007.6 million, net of (pound)39.8 million refunded in July 2001, resulting in goodwill of (pound)1,703.1 million. The Yell Group purchased another subsidiary in a separate transaction on 29 June 2001 that gave rise to (pound)6.5 million of goodwill.

       On 16 April 2002, the Yell Group acquired McLeodUSA Media Group, Inc. ("McLeod" or "Yellow Book West") for an aggregate purchase price of (pound)417.0 million plus expenses, resulting in goodwill of (pound)335.5 million. The unaudited condensed pro forma financial information for the Yell Group, as if the purchase took place on 1 April 2001, for the three and nine months ended 31 December 2001 and 2002 is as follows:


                                    THREE MONTHS        THREE MONTHS         NINE MONTHS        NINE MONTHS
                                       ENDED                ENDED               ENDED              ENDED
                                    31 DECEMBER          31 DECEMBER         31 DECEMBER        31 DECEMBER
                                        2001                2002                2001                2002
                                 -------------------------------------------------------------------------------
                                                                ((POUND) IN MILLIONS)
      Group turnover                        252.9             256.2               753.7               799.4
      Loss for the
      financial period                      (52.0)            (28.6)              (42.1)             (56.5)


       In management's opinion, the unaudited condensed pro forma financial information is not necessarily indicative of what the actual aggregated results might have been if the acquisition had been effective on 1 April 2001.

       The amount of goodwill arising from the McLeod acquisition at 31 December 2002 reflects management's preliminary determination of the fair value adjustments to be recorded on that date. The results of the final evaluation of fair values are likely to require management to adjust the amount of goodwill in future periods.

                       YELL FINANCE B.V. AND SUBSIDIARIES

6.         INTANGIBLE ASSETS (CONTINUED)

           On 31 December 2002, the Yell Group acquired National Directory Company ("NDC") for $69 million ((pound)42.9 million), resulting in goodwill of $48.2 million ((pound)30.0 million). The amount of goodwill arising from the NDC acquisition at 31 December 2002 reflects management's preliminary determination of the fair values to be recorded on that date. The results of a fuller evaluation of fair values and differences in accounting policies between NDC and the Yell Group in the last quarter of the 2003 financial year is likely to require management to adjust the amount of goodwill in future periods.

           Goodwill arising on the acquisition from BT and the McLeod and NDC acquisitions is being amortised on a straight-line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the book value of the assets.

7.      DEBTORS

                                         AT                         AT
                                      31 MARCH                 31 DECEMBER
                                        2002                       2002
                                  ------------------       ---------------------
                                            ((POUND) IN MILLIONS)

        Trade debtors                   287.3                    345.9
        Other                             6.8                     12.1
        Accrued income                   32.1                     25.9
        Prepayments                       7.7                     12.0
        Deferred tax asset                3.4                      3.4
                                  ------------------       ---------------------
        TOTAL DEBTORS                   337.3                    399.3
                                  ==================       =====================

All amounts above fall due within one year except for the deferred tax asset, which falls due after more than one year.

                       YELL FINANCE B.V. AND SUBSIDIARIES

8.      CREDITORS
                                                                                   AT                        AT
                                                                                31 MARCH                 31 DECEMBER
                                                                                  2002                      2002
                                                                           --------------------      ------------------
                                                                                      ((POUND) IN MILLIONS)

            Trade creditors                                                               19.8                    29.7
            Amounts owed to BT                                                             1.4                       -
            Corporation tax                                                                9.4                     4.2
            Other taxation and social security                                            19.1                    17.2
            Accrued expenses                                                              66.6                    94.8
            Deferred income                                                               27.2                    56.8
            Other creditors                                                                3.2                       -
                                                                           --------------------      ------------------
            TOTAL CREDITORS                                                              146.7                   202.7
                                                                           ====================      ==================

9.      LOANS AND OTHER BORROWINGS

                                                                                   AT                      AT
                                                                                31 MARCH              31 DECEMBER
                                                                                  2002                    2002
                                                                           -------------------     -------------------
                                                                                        ((POUND) IN MILLIONS)
        AMOUNTS FALLING DUE WITHIN ONE YEAR
        Senior credit facilities                                                  52.8                       68.0
        Net obligations under finance leases                                       0.6                        0.5
                                                                           -------------------     -------------------
        TOTAL AMOUNTS FALLING DUE WITHIN ONE YEAR                                 53.4                       68.5
                                                                           -------------------     -------------------
        AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
        Senior credit facilities                                                 901.8                    1,077.5
        Senior notes:
           Senior sterling notes                                                 250.0                      250.0
           Senior dollar notes                                                   140.3                      124.2
           Senior discount dollar notes                                          114.6                      112.1
        Subordinated parent company loan                                         685.3                      797.4
        Revolving facilities                                                       -                          2.0
        Net obligations under finance leases                                       0.1                        0.7
                                                                           -------------------     -------------------
        TOTAL AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                     2,092.1                    2,363.9
                                                                           -------------------     -------------------
        TOTAL LOANS AND OTHER BORROWINGS                                       2,145.5                    2,432.4
        Unamortised finance fees                                                 (41.4)                     (41.9)
                                                                           -------------------     -------------------
        NET LOANS AND OTHER BORROWINGS                                         2,104.1                    2,390.5
                                                                           ===================     ===================


                       YELL FINANCE B.V. AND SUBSIDIARIES

10.       CHANGES IN EQUITY SHAREHOLDERS' DEFICIT

                                                        SHARE               SHARE              PROFIT AND
                                                       CAPITAL             PREMIUM            LOSS ACCOUNT             TOTAL
                                                   -----------------    ---------------    -------------------    ----------------
                                                                                  ((POUND) IN MILLIONS)
    BALANCE AT 1 APRIL 2002                                    0.1                0.9                 (50.9)              (49.9)
    Issuance of share capital (ordinary shares
        at par value)                                          0.1                -                     -                   0.1
    Loss for the period                                        -                  -                   (58.6)              (58.6)
    Currency movements (a)                                     -                  -                   (36.3)              (36.3)
                                                   -----------------    ---------------    -------------------    ----------------
    BALANCE AT 31 DECEMBER 2002                                0.2                0.9                (145.8)             (144.7)
                                                   =================    ===============    ===================    ================

    BALANCE AT 1 OCTOBER 2002                                  0.2                0.9                (112.6)             (111.5)
    Loss for the period                                        -                  -                   (28.6)              (28.6)
    Currency movements (a)                                     -                  -                    (4.6)               (4.6)
                                                   -----------------    ---------------    -------------------    ----------------
    BALANCE AT 31 DECEMBER 2002                                0.2                0.9                (145.8)             (144.7)
                                                   =================    ===============    ===================    ================

       (a) The cumulative foreign currency translation adjustment was(pound)3.7 million at 31 March 2002 and(pound)40.0 million at 31 December 2002.


11.    RELATED PARTY TRANSACTIONS

       Transaction fees charged to the Yell Group from Apax Partners Managing Entities and affiliates of Hicks, Muse, Tate and Furst Incorporated were nil and $4.5 million each for the three and nine months ended 31 December 2002. Monitoring fees were (pound)0.2 million and (pound)1.1 million each for the same periods.